UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number: 001-14611

----------------------------------------------------

(Translation of registrant's name into English)

Floor Six   65 Front Street   Hamilton Parish   Islands of Bermuda   HM12

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREATOR CAPITAL LIMITED By: Deborah Fortescue-Merrin Deborah Fortescue-Merrin, President
Date: March 20, 2012

CREATOR CAPITAL LIMITED

Floor Six, 65 Front Street

Hamilton, HM 12

Islands of Bermuda

NOTICE OF CHANGE OF AUDITOR

NATIONAL INSTRUMENT 51-102

TO: British Columbia Securities Commission

The Auditors of Creator Capital Limited (the “Company”) have been the firm of Saturna Group Chartered Accountants LLP.

Saturna Group Chartered Accountants LLP, the former auditors of the Company were asked to resign as the auditors of the Company and did so effective February 20, 2012.  James Stafford Chartered Accountants  were appointed  by the Directors of the Company as the new auditors of the Company commencing February 20, 2012.

The resignation of Saturna Group Chartered Accountants LLP and the appointment of James Stafford Chartered Accountants, in their place has been approved by the Audit Committee of the Company and, subsequently, by its Board of Directors.

There have been no reservations contained in the former auditors’ reports on any of the financial statements of the Company commencing at the beginning of the two most recently completed fiscal years and ending on December 31, 2010, and there have been no reportable events.

DATED at Vancouver, B.C. this 25th day of February 2012.

BY ORDER OF THE BOARD

/s/ Deborah Fortescue-Merrin

Deborah Fortescue-Merrin

Chief Executive Officer

Creator Capital Limited

S A T U R N A G R O UP C H A R T E R E D A C C O U N T A N T S LLP	1066 West Hastings Street, Suite 1250 Vanvouver, BC Canada V6E 3X1

March 19, 2012

British Columbia Securities Commission

9th Floor, 701 West Georgia Street

Vancouver, BC V7Y 1L2

Dear Sirs:

Re:

Creator Capital Limited (the “Company”)

Notice of Change of Auditor

We have read the statements made by the Company in the attached copy of the Change of Auditor Notice dated February 25, 2012, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated February 25, 2012.

Yours truly,

SATURNA GROUP CHARTERED ACCOUNTANTS LLP

/s/ Saturna Group LLP

cc. Creator Capital Limited

JAMES STAFFORD	James Stafford, Inc. Chartered Accountants Suite 350 – 1111 Melville Street Vancouver, British Columbia Canada V6E 3V6 Telephone +1 604 669 0711 Facsimile +1 604 669 0754 www.JamesStafford.ca

10 March 2012

British Columbia Securities Commission

9th Floor, 701 West Georgia Street

Vancouver, BC  V7Y 1L2

Creator Capital Limited

Floor Six, 65 Front Street

Hamilton, HM 12

Islands of Bermuda

Subject:

Creator Capital Limited (the “Company”)

Dear Sirs:

As required by National Instrument 51-102, we have reviewed the information contained in the Company’s Notice of Change of Auditor dated 25 February 2012 and we agree with the information contained in such notice.

Our understanding is that the notice will read as follows:

“The Auditors of Creator Capital Limited (the “Company”) have been the firm of Saturna Group Chartered Accountants LLP.

Saturna Group Chartered Accountants LLP, the former auditors of the Company were asked to resign as the auditors of the Company and did so effective February 20, 2012.  James Stafford Chartered Accountants were appointed by the Directors of the Company as the new auditors of the Company commencing February 20, 2012.

The resignation of Saturna Group Chartered Accountants LLP and the appointment of James Stafford Chartered Accountants, in their place has been approved by the Audit Committee of the Company and, subsequently, by its Board of Directors.

There have been no reservations contained in the former auditors’ reports on any of the financial statements of the Company commencing at the beginning of the two most recently completed fiscal years and ending on December 31, 2010, and there have been no reportable events.”

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from Saturna Group Chartered Accountants LLP will be provided to the Company’s registered shareholders with the meeting materials relating to the Company’s next annual general meeting of shareholders.

Yours truly,

“James Stafford”

Chartered Accountants